As filed with the Securities and Exchange Commission on January 7, 2008
Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________
BLUEPHOENIX SOLUTIONS LTD.
(Exact name of Registrant as Specified in Its Charter)
Israel	Not Applicable
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	Identification no.)

8 Maskit Street
Herzliya 46733, Israel
972-9-952-6110
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Varda Sagiv
BluePhoenix Solutions USA Inc.
8000 Regency Parkway
Cary, North Carolina 27511
(919) 380-5100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
________________

Copies to:

Ernest Wechsler , Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212)-715-9100	Yael Peretz, Adv. BluePhoenix Solutions Ltd. 8 Maskit Street Herzliya 46733, Israel 972-9-952-6110	Yael Bar-Shai Herzog, Fox & Neeman Asia House 4 Weizman Street Tel Aviv 64239, Israel 972-3-692-2020

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

If only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[  ]
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  [x]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]
If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  [   ]
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

	Amount to be Registered (1)	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Title of Each Class of Securities to be Registered
Ordinary shares, par value NIS 0.01 per share	1,999,998 (2)	$17.79(4)	$35,579,965	$1,398.30
Ordinary shares, par value NIS 0.01 per share	800,000 (3)	21.88 (5)	$17,504,000	$687.91
Total	2,799,998		$53,083,965	$2,086.21

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), all amounts of ordinary shares include an indeterminable number of additional ordinary shares that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the ordinary shares to be offered by the selling shareholders.

(2)	Represents ordinary shares being registered for resale by certain selling shareholders.

(3)
Represents ordinary shares being registered for resale by certain selling shareholders issuable upon exercise of warrants pursuant to an agreement between the registrant and those selling shareholders.

(4)
Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) of the Securities Act, based on the average of the reported high and low prices of the ordinary shares as reported by the NASDAQ Global Market on December 31, 2007. The ordinary shares we are registering are to be sold by the selling shareholders.

(5)	Calculated in accordance with Rule 457(g)(1) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SHAREHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JANUARY 7, 2008

PROSPECTUS

2,799,998 Ordinary Shares

BluePhoenix Solutions Ltd.

________________

This prospectus relates to the resale from time to time of up to 2,799,998 ordinary shares, as follows:

•	Up to 1,999,998 ordinary shares held by the selling shareholders; and
•	Up to 800,000 ordinary shares issuable upon exercise of warrants held by the selling shareholders.

We will not receive any proceeds from sales of the ordinary shares offered pursuant to this prospectus, but we will receive the proceeds from the exercise of warrants. The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the ordinary shares from time to time through public or private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices or at privately negotiated prices.

The selling shareholders and any agent or broker-dealer that participates with the selling shareholders in the distribution of the ordinary shares may be considered “underwriters” within the meaning of the Securities Act, and, in that event, any commissions received by them and any profit on the resale of the shares may be considered underwriting commissions or discounts under the Securities Act.

Our ordinary shares are listed for quotation on the NASDAQ Global Market under the symbol “BPHX.” On January 4, 2008, the closing sale price of our ordinary shares on the NASDAQ Global Market was $19.18 per share. You are urged to obtain the current market quotations for our ordinary shares.
________________

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” on page 5 to read about factors you should consider before buying our ordinary shares.
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Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated January 7, 2008

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS                                                                            1

PROSPECTUS SUMMARY                                                                               1

THE TRANSACTIONS                                                                                  3

RISK FACTORS                                                              4

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION                                                    14

THE OFFERING AND LISTING                                                                          15

PRICE RANGE OF OUR SHARES                                                                           16

CAPITALIZATION AND INDEBTEDNESS                                                                     18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS                       19

REASONS FOR THE OFFER AND USE OF PROCEEDS                                                            30

SELLING SHAREHOLDERS                                                                            30

PLAN OF DISTRIBUTION                                                                               34

EXPENSES                                                                                      36

LEGAL MATTERS                                                                                36

EXPERTS                                                                                        36

ENFORCEABILITY OF CIVIL LIABILITIES                                                                     36

WHERE YOU CAN FIND ADDITIONAL INFORMATION                                                               37

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE                                                      37

CONSOLIDATED FINANCIAL STATEMENTS                                                                  F-1

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, the selling shareholders may offer up to a total of 2,799,998 ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.”

Unless the context otherwise requires, all references in this prospectus to “we,” “our,” “our company,” “us” and the “Company” refer to BluePhoenix Solutions Ltd. and its subsidiaries, unless otherwise indicated. References to “BluePhoenix” refer to BluePhoenix Solutions Ltd.

All references in this prospectus to “ordinary shares” refer to our ordinary shares, par value 0.01 NIS per share.

All references in this prospectus to “dollars” or “$” are to United States dollars.

All references in this prospectus to “shekels” or “NIS” are to New Israeli Shekels.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us and the securities being sold in this offering, including the risks discussed under the heading “Risk Factors,” contained in this prospectus. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference into this prospectus, including our annual report on Form 20-F/A for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on December 26, 2007, referred to as “our Form 20-F for 2006,” and our Forms 6-K regarding our 2007 financial results through September 30, 2007 and recent transactions, all incorporated by reference into this prospectus.

Our Company

We were incorporated in Israel in 1987. Our registered office is located at 8 Maskit Street, Hertzliya 46733, Israel and our telephone number is 972-9-952-6110. Our U.S. headquarters are located at 8000 Regency Parkway, Cary, North Carolina 27511 and our telephone number there is (919) 380-5100.

We develop and market unique, value-driven enterprise information technology, or IT, legacy modernization solutions. These tools enable companies to automate the process of modernizing and upgrading their mainframe, iSeries midrange server, and fourth-generation language (4GL) based applications and databases and distributed IT infrastructure in order to more effectively compete in today’s business environment. The combination of our comprehensive automated tools and services with our unique methodologies provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets.

Our complete modernization solutions consist of a combination of automated technologies and services that minimize the risk through the whole life cycle of the modernization process. Our solutions are based on technologies that support the four phases of the process, which we call: Understanding, Migration, Remediation, and Redevelopment. The solutions allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, protect against diminishing support and development resources, and effectively update their systems in order to adapt to new business demands. In addition, by using our technologies our customers gain the added value of extending their systems to be ready for future demands, such as service-oriented architecture, or SOA. Our modernization solutions are offered to customers in all business market sectors, particularly financial services, automotive, and governmental entities. In addition, we provide consulting services such as application development services and maintenance for core banking systems.

Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past two decades, establishing our credibility, and achieving international recognition and presence. Based on our technology and that of our affiliates, we develop and market software products, tools, and related methodologies.

We provide our modernization solutions directly or through our strategic partners, such as IBM, Electronic Data System Ltd. (EDS), NCS PTE Ltd., and Mann India. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners include system integrators as well as other software vendors such as Oracle and Microsoft who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements under which we grant license rights to our partners or to the partners’ customers or provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

Some of our agreements are based on fixed price contracts. These projects bear some risks and uncertainties as we price these contracts based on estimates of future costs, duration of the project, and the impact of potential changes in the scope of the work. We also enter into other types of contracts, including annual maintenance contracts, license agreements, and arrangements on a time and materials basis.

Our customer, SDC Udvikling A/S, accounted for 12% and 11% of our revenues in the nine months ended September 30, 2007 and for the year ended December 31, 2006, respectively. TEMENOS Group accounted for less than 10% of our revenues in the nine months ended September 30, 2007 and for 15% of our revenues in 2006. EDS accounted for 15% of our revenues in the nine months ended September 30, 2007 and for less than 10% of our revenues in 2006.

Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including the changes in the suite of modernization tools we have been offering to our customers, the impact of acquisitions and dispositions of companies, and the difficulties we have encountered in introducing our tools to the market. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

THE TRANSACTIONS

Securities Purchase Agreement

Pursuant to a securities purchase agreement dated as of November 19, 2007, we issued to the selling shareholders described under the section in this prospectus entitled “Selling Shareholders” an aggregate of 1,999,998 ordinary shares and warrants exercisable into an aggregate of 800,000 ordinary shares.

Warrants

The warrants were issued to the selling shareholders upon completion of the deal, on November 21, 2007. The warrants are exercisable at an exercise price of $21.88 per share, subject to (i) adjustment for stock dividends, stock splits, recapitalization, and other similar events, and (ii) anti-dilution adjustment. The warrants are exercisable during a 5-year period ending on November 20, 2012.

Notwithstanding the above, if as a result of any exercise of warrants, any of the purchasers will beneficially own more than 4.99% of our outstanding ordinary shares, then that purchaser will not have the right to exercise its warrant, in an amount in excess of such threshold.  Upon 61 days prior notice to the Company, a purchaser may elect to increase or decrease such limitation, provided that the limitation shall in no event exceed 9.99% of our outstanding ordinary shares.

Registration Rights Agreement

In connection with the purchase of the securities pursuant to the securities purchase agreement, we entered into a registration rights agreement with the purchasers dated as of November 21, 2007, pursuant to which we agreed to register the resale under the Securities Act of the ordinary shares issued to the selling shareholders and the ordinary shares underlying the warrants. This prospectus forms a part of the registration statement that is being filed to satisfy our obligations under the registration rights agreement. We agreed to file the registration statement with the Securities and Exchange Commission, referred to as the SEC, by January 7, 2008. Under the registration rights agreement, we would be obliged to pay investors in the offering $350,000 per month liquidated damages if any the following circumstances occur:

•	we fail to timely file a registration statement;

•
we fail to file with the SEC a request for acceleration of the registration statement within five trading days of being notified that we will not be reviewed by the SEC or we will not be subject to further review;

•	we fail to file a pre-effective amendment and respond to SEC comments within 20 calendar days after receipt of such comments;

•
all of the registrable securities are not registered for resale pursuant to an effective registration statement by the earlier of (A) February 19, 2008 (or in the event the registration statement is reviewed by the Commission, April 4, 2008); or (B) the date which is within 5 business days after the date on which the SEC informs us (i) that the SEC will not review the registration statement; or (ii) that we may request the acceleration of the effectiveness of the registration statement and make such request; or

•
after the effective date of the registration statement, the registration statement ceases to remain continuously effective, or the selling shareholders are otherwise not permitted to utilize the prospectus to resell the shares, for more than 20 consecutive calendar days or more than an aggregate of 30 calendar days during any 12-month period.

In any event, the amount of liquidation damages payable by us will not exceed an aggregate of $4.2 million.

RISK FACTORS

You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into, this prospectus, when deciding whether to purchase our ordinary shares. The risks and uncertainties described below and in the documents we have incorporated by reference into this prospectus are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations, and our liquidity. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

If capital spending on information technology, or IT, slows down, our business could be seriously harmed.

Economic changes such as the U.S. subprime mortgage loan crisis and the economic instability caused by the rise in oil prices, are affecting companies’ willingness, in both the U.S. and in Europe, to make capital spending on IT projects. We cannot know whether IT capital spending and investment in IT projects will continue in the future at the same level, or how the economic conditions will affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2006 and the nine months ended September 30, 2007.

Our acquisition of existing businesses and our failure to successfully integrate these businesses could disrupt our business, dilute your holdings in us, and harm our financial condition and operating results.

From 2004 through 2006, we have acquired and increased our investment in several businesses. We intend to make future strategic acquisitions of complementary companies, products, or technologies. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the acquisitions of Amalgamated Software North America Inc. (ASNA), BridgeQuest Inc., and the activity of CodeStream Software Ltd. Acquisitions involve numerous risks, including:

—	problems combining the acquired operations, technologies, or products;
—	unanticipated costs or liabilities;
—	diversion of management’s attention;
—	adverse effects on existing business relationships with suppliers and customers;
—	risks associated with entering markets in which we have no or limited prior experience; and
—	potential loss of key employees, particularly those of the acquired organizations.

Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. We may not be able to successfully integrate any business, technologies, or personnel that we have acquired or that we might acquire in the future, and this could harm our financial condition and operating results.

If we fail to manage our growth effectively, our business could be disrupted, which could harm our operating results.

Our current expansion places a strain on our senior management team and other resources, such as our management information systems and operating, administrative, financial, and accounting systems. We are undergoing rapid growth in the number of our employees, the size and locations of our physical facilities, and the scope of our operations, due, in part, to several acquisitions we have made. Any failure to manage growth effectively could disrupt our business and harm operating results.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services, or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, customer requirements, and new product introductions by existing or future competitors could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources.

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products and any of the following events:

•	adverse economic conditions in various geographic areas where our customers and potential customers operate;
•	acquisitions and dispositions of companies;
•	timing of completion of specified milestones and delays in implementation;
•	timing of product releases;
•	timing of contracts;
•	increases in selling and marketing expenses, as well as other operating expenses; and
•	currency fluctuations and financial expenses related to our financial instruments.

In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.

A delay in collecting our fees could result in cash flow shortages, which in turn may significantly impact our financial results.

Typical modernization projects which deploy our solutions are long-term projects. Therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages. Any significant variation in estimated and actual revenues obtained may significantly impact our financial results in any given period.

Our subsidiary, Mainsoft Corporation, is dependent on Linux open-source technology, which could have a material adverse effect on our business.

The Mainsoft for Java EE product line has been developed using a subset of the Linux operating system, the open-source Mono project led by Novell. The open source Mono project is an open-source implementation of the Microsoft .NET framework and is included in multiple Linux distributions. Microsoft may claim that the open-source Mono project infringes certain Microsoft patents. In addition, Microsoft may prevent access to the Visual Studio Integration Partner (VSIP) program to companies using the open source Mono project. VSIP is a program designed for Independent Software Vendors, and other third parties interested in integrating tools, components, and languages into the Microsoft Visual Studio. This may result in severe damage to Mainsoft’s ability to effectively market the Mainsoft for Java EE product line. These developments could have a material adverse effect on our business, financial condition, and results of operations.

Our subsidiary, Mainsoft Corporation, is dependent on its alliance with IBM.

Mainsoft currently invests a lot of efforts in marketing its product through its strategic alliance with IBM. However, there is no assurance that this strategic alliance will continue or produce the expected growth. At this stage, Mainsoft is expected to grow its revenues, but lose money.

If we fail to address the strain on our resources caused by changes in our product offerings, we will be unable to effectively manage our business.

In the past few years, we have undergone significant changes in our product offerings. These changes included acquiring new technologies, developing and marketing new modernization and migration tools, and expanding the sales of our products further into international markets. This has placed and will continue to place substantial demands upon our management, systems, and resources, including our sales, project management, consulting personnel, and software development operations. Our ability to manage any future changes or growth depends on our ability to continue to implement and improve our operational, financial, and management information control and reporting systems on a timely basis, and to expand, train, motivate, and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition, and results of operations could be materially adversely affected.

If we are unable to invest in new products and markets or to manage the effects of changes in our offering portfolio, our results will be adversely affected.

We specialize in the development and implementation of sophisticated software modernization and porting tools and products. We leverage our know-how, experience, and generic technologies to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. As part of our growth strategy, as a new needs evolve, we typically conduct a market analysis to qualify and quantify the market opportunity. If the results justify the investment required for the development of new products or tools, then we begin the development process of the new product. In order to maintain our position in the market, and our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products. The gross annual expense related to research and development was $17.4 million in 2006 and $14.2 million in the nine months ended September 30, 2007.

In order to properly introduce a new product to the marketplace or to introduce our current products into new markets, we continuously update our marketing materials, educate our sales force, and make changes to our operations. If these activities are not completed in a timely or satisfactory manner, our new product introduction may be delayed and our business, financial condition, and results of operations could be materially adversely affected.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

The assets listed in our consolidated balance sheet include, among other things, goodwill valued at approximately $53 million and capitalized software development costs valued at approximately $35 million. The applicable accounting standards require that (a) goodwill be tested for impairment on a regular basis, and written down when impaired; and (b) development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, be capitalized. If our goodwill or capitalized software development costs were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the capitalized software, we could be required to reduce or write off such assets, thus adversely affecting our operating results and reducing our shareholders’ equity.

If we are unable to attract, train, and retain qualified personnel for our worldwide facilities at competitive prices, we may not be able to achieve our objectives and our business could be harmed.

In order to achieve our objectives, we hire from time to time additional software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. As part of our growth strategy, we developed offshore centers in Cyprus, Romania, and St. Petersburg (Russia). We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. Recently, professional work in these countries became more expensive and professional fees may continue to increase in the future. The establishment of additional offshore facilities may result in significant capital expenses, which may affect our cash position. We cannot assure you that our offshore facilities will be profitable. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

We derive a portion of our revenues from engagements on a fixed-price basis. We price these commitments upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition. In addition, we may agree to a price before the design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us.

If our tools or solutions do not function efficiently, we may incur additional expenses.

In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors, and bugs. If our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we may incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

If we fail to satisfy our customers’ expectations regarding our solutions, our contracts may be cancelled and we may be the subject of damages claims.

In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, customers may have the ability to cancel our contracts. Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

We are exposed to significant claims for damage caused to our customers’ information systems.

Some of the products, tools, and services we provide involve key aspects of our customers’ information systems. These systems are frequently critical to our customers’ operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. If a customer’s system fails during or following the provision of modernization solutions or services by us, or if we fail to provide customers with proper support for our modernization solutions, we are exposed to the risk of a claim for substantial damages against us, regardless of our responsibility for the failure. We cannot guarantee that the limitations of liability under our product and service contracts, if any, would be sufficient to protect us against legal claims. We cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, it may have a material adverse effect on our business, operating results, and financial condition. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management’s attention.

Substantial litigation over intellectual property rights exists in the software industry. Software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. We cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the nondisclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. Any claim, with or without merit, could be expensive and time-consuming to defend, and would probably divert our management’s attention and resources. In addition, such a claim if submitted may require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law, and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

Pursuant to agreements with certain of our customers, we have placed, and in the future may be required to place, in escrow, the source code of certain of our software. Pursuant to the escrow arrangements, the software may, under specified circumstances, be made available to our customers. From time to time, we also provide our software directly to customers. These factors may increase the likelihood of misappropriation or other misuse of our software.

We are exposed to litigation that could result in considerable financial liabilities.

In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 32.4 million ($8.4 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. If we are not successful in defending this claim, we could be exposed to considerable financial liabilities and, as a result, our financial condition could be materially adversely harmed.

Our existing credit facilities contain a number of restrictions and obligations that limit our operating and financial flexibility, and there is no assurance that credit facilities will be available in the future.

As of January 1, 2008 we had no outstanding loans under our credit facilities.  However, to the extent we borrow under these facilities, we would be required to comply with certain restrictive covenants. Our credit facilities contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants restrict, among other things, our ability to pledge our assets, dispose of assets, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any noncompliance with performance-related covenants and other undertakings of our credit facilities could result in an acceleration of our outstanding debt under our credit facilities and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, there is no assurance that banks will continue to provide us with credit facilities in the future.

Risks Relating to International Operations

Marketing our tools and solutions in international markets may cause increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results, and financial condition will be materially adversely affected.

Risks inherent in our worldwide business activities generally include:

•	currency exchange fluctuations;
•	unexpected changes in regulatory requirements;
•	tariffs and other trade barriers;
•	costs of localizing products for foreign countries;
•	lack of acceptance of localized products;
•	longer accounts receivable payment cycles;
•	difficulties in operations of management;
•	potentially adverse tax consequences, including restrictions on the repatriation of earnings; and
•	the burdens of complying with a wide variety of local legislation.

We cannot assure you that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, operating results, and financial condition.

Inflation, devaluation, and fluctuation of various currencies may adversely affect our results of operations, liabilities, and assets.

We run our operations in various countries. As a result, we enter into transactions with customers and suppliers in local currencies. The reporting currency of our consolidated financial statements and the functional currency of our business is the U.S. dollar. The fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. Fluctuations in the value of our non-dollar revenues, costs, and expenses measured in dollars could materially affect our results of operations. In addition, our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.

We enter, from time to time, into forward currency exchange contracts or other arrangements in order to hedge this foreign currency exposure. Such arrangements may not always be effective or sufficient to offset the fluctuations in currency exchange rates. For additional information relating to the exchange rates between different relevant currencies, see “Item 5.A. Operating Results–Our Reporting Currency” of our Form 20-F for 2006.

Fluctuations in foreign currency values affect the prices of our products and services, which in turn may affect our business and results of operations.

Most of our worldwide sales are currently denominated in U.S. dollars and euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to foreign currencies, in particular the euro, Danish krone, and the NIS, would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income might be affected.

We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at various tax rates. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We cannot assure you that the final tax outcome of these issues will not be different from management estimates, which are reflected in our income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results, and financial condition. Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts, terrorist activities, or political instability in the region, may affect Israel’s security, foreign relations, and the stability of the region. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. We cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

It may be difficult to serve process and enforce judgments against our directors and executive officers in Israel.

We are organized under the laws of the State of Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

•	effect service of process within the United States on us or any of our executive officers or directors who are nonresidents of the United States;
•
enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors that are nonresidents of the United States, in the United States or Israel; and

•	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

Risks Relating to Our Traded Securities

The market price of our ordinary shares may be volatile and our investors may not be able to resell the shares at or above the price they paid, or at all.

During the past few years, the worldwide stock markets have experienced high price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect market price of our ordinary shares. The high and low market prices of our ordinary shares traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, during each of the last three years, are summarized in the table below:

	NASDAQ Global Market		TASE
	In $		In NIS
	.High	.Low	High	Low
2007	21.49	5.94	85.51	25.69
2006	6.45	3.85	28.99	18.30
2005	4.75	3.81	21.95	16.01

The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	public announcements concerning us or our competitors;
•	the introduction or market acceptance of new products or service offerings by us or by our competitors;
•	changes in product pricing policies by us or our competitors;
•	changes in security analysts’ financial estimates;
•	changes in accounting principles;
•	sales of our shares by existing shareholders; and
•	the loss of any of our key personnel.

In addition, economic, political and market conditions, and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares trade on the NASDAQ Global Market and the TASE. Trading in our ordinary shares on these markets will take place in different currencies (dollars on the NASDAQ Global Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days, and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Future sales of our shares to be registered for resale in the public market, as well as conversion of our convertible securities, could dilute the ownership interest of our existing shareholders and could cause the market price for our ordinary shares to fall.

As of December 31, 2007, we had 20,618,820 ordinary shares outstanding (excluding 1,647,594 held by two of our wholly owned subsidiaries). In addition, we reserved 1,524,431 ordinary shares for issuance under our option plan and restricted share units award plan. We also have the following commitments to issue our ordinary shares:

•
485,714 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the $5 million and $3 million private placements, completed in March 2004 and March 2006, respectively;

•	12,548 ordinary shares issuable upon conversion of the series A convertible notes traded on the TASE sold by us in a public offering in Israel in February 2006;
.
•	800,000 ordinary shares issuable upon exercise of warrants issued by us in November 2007, such underlying shares being registered for resale under this prospectus;

•	1,000,000 ordinary shares issuable to CodeStream pursuant to the purchase agreement between us and CodeStream Software Ltd. dated December 14, 2006, as amended;

•	200,000 ordinary shares issuable to BridgeQuest Inc. upon exercise of options pursuant to the purchase agreement between us and BridgeQuest Inc. dated May 8, 2007; and

•	1,000 ordinary shares issuable to Amalgamated Software North America Inc. (ASNA) upon exercise of restricted stock units pursuant to the purchase agreement between us and ASNA dated August 16, 2007.

We registered for resale the shares underlying the warrants issued to the institutional investors in March 2004 and March 2006 pursuant to registration rights agreements entered into with such investors. For more information, see “Item 4.B - Business Overview – Investments and Acquisitions” and “Item 5.B - Liquidity and Capital Resources – Contractual Commitments and Guarantees” of our Form 20-F for 2006.

The exercise of options by our employees, and the exercise of warrants and conversion of convertible debentures by investors would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon exercise of options or conversion of convertible securities could adversely affect the market prices of our ordinary shares. If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease.

Pursuant to the purchase agreement between the Company and Codestream, as amended, we granted to Codestream certain registration rights with respect to 1,000,000 ordinary shares that may be issued as contingent consideration for the purchase of Codestream activity, if certain conditions are met.

In addition, certain of our shareholders, holding in the aggregate approximately 260,000 ordinary shares, have registration rights with respect to the shares they hold, including piggyback rights. For more information about these rights, see “Item 7.B Related Party Transactions – Registration Rights Agreements” of our Form 20-F for 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus (including documents incorporated by reference herein) may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. Forward-looking statements convey our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. We use words like “anticipates,” “believes,” “expects,” “future,” “intends,” and similar expressions to mean that the statements are forward-looking.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	our ability to successfully penetrate into new markets in which have limited history and gain market acceptance for our new tools and services;

•	our ability to accurately predict and respond to market developments or demands;

•	the impact of failures to accurately estimate the costs of fixed-price projects which may result in lower margins or losses;

•	fluctuations in inflation and currency rates;

•	delays in collection of our fees from large modernization projects which may result in cash flow shortages;

•	the competitive nature of the modernization market in which we operate, including the functionality of the tools developed and marketed by our competitors;

as well as the risks discussed in the Risk Factor section of this prospectus and in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of our Form 20-F for 2006.

In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

THE OFFERING AND LISTING

Aggregate number of ordinary shares offered by the selling shareholders	1,999,998 ordinary shares

Aggregate number of ordinary shares offered issuable upon exercise of warrants offered by the selling shareholders	800,000 ordinary shares

Ordinary shares to be outstanding after this offering	20,618,820 ordinary shares (subject to certain exclusions listed below)

Use of proceeds
We will not receive any proceeds from the sale of ordinary shares by the selling shareholders, but we will receive proceeds from the exercise of the warrants. If the warrants are exercised in full, we would realize proceeds before expenses, in the amount of $17,504,000.

NASDAQ Global Market symbol	BPHX

Tel Aviv Stock Exchange symbol	BPHX

The number of ordinary shares to be outstanding after this offering excludes:

•
485,714 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the $5 million and $3 million private placements, completed in March 2004 and March 2006, respectively;

•	12,548 ordinary shares issuable upon conversion of the series A convertible notes traded on the TASE sold by us in a public offering in Israel in February 2006;

•	800,000 ordinary shares issuable upon exercise of warrants issued by us in November 2007, such underlying shares being registered for resale under this prospectus;

•	1,000,000 ordinary shares issuable to CodeStream pursuant to the purchase agreement as amended;

•	200,000 ordinary shares issuable to BridgeQuest Inc. upon exercise of options pursuant to the purchase agreement; and

•	1,000 ordinary shares issuable to Amalgamated Software North America Inc. (ASNA) exercise of restricted stock units pursuant to the purchase agreement.

PRICE RANGE OF OUR SHARES

The following table lists the high and low closing sales for our ordinary shares, for the periods indicated, on the NASDAQ Global Market:

Calendar Period	Closing Price Per Share In US$
	High	Low
Annual
2003	7.04	2.10
2004	7.49	3.92
2005	4.75	3.81
2006	6.45	3.85
2007	21.49	5.94
Fiscal Quarters
2006
First Quarter	5.23	3.85
Second Quarter	5.61	4.90
Third Quarter	5.65	4.60
Fourth Quarter	6.45	5.16
2007
First Quarter	7.10	5.94
Second Quarter	11.89	6.62
Third Quarter	18.41	11.30
Fourth Quarter	21.49	14.82
Most Recent Six Months
July 2007	14.36	11.86
August 2007	15.80	11.30
September 2007	18.41	15.54
October 2007	21.49	16.89
November 2007	21.05	14.82
December 2007	18.94	15.57

Our ordinary shares are also traded on the Tel Aviv Stock Exchange.

The following table lists the high and low closing sales for our ordinary shares, for the periods indicated, on the Tel-Aviv Stock Exchange:

Calendar Period	Closing Price Per Share In NIS
Annual	High	Low
2003	29.20	11.49
2004	34.48	17.00
2005	20.99	16.01
2006	26.88	17.41
2007	85.51	25.69
Fiscal Quarters
2006
First Quarter	26.88	23.32
Second Quarter	25.20	20.62
Third Quarter	26.88	23.15
Fourth Quarter	23.99	17.41
2007
First Quarter	29.27	25.69
Second Quarter	50.32	27.49
Third Quarter	73.68	48.00
Fourth Quarter	85.51	59.02
Most Recent Six Months
July 2007	59.86	50.14
August 2007	64.31	48.00
September 2007	73.68	62.65
October 2007	85.51	70.72
November 2007	83.67	59.02
December 2007	75.05	62.48

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our capitalization and indebtedness as of September 30, 2007, and as adjusted to give effect to the sale of the 1,999,998 shares and the use of a portion of the proceeds of such issuance to repay indebtedness and the issuance of 800,000 shares underlying the warrants, at an exercise price of $21.88 per share.

	September 30, 2007
	Actual	As Adjusted
	(in thousands)
Short-term bank credit	6,617	-
Long term bank credit and other	25,605	167

Shareholders’ equity
Share capital - ordinary shares of NIS 0.01 par value (authorized 30,000,000 shares; issued: 19,916,543 shares; 22,716,541 shares as adjusted	38	45
Additional paid-in capital	82,333	132,830
Accumulated other comprehensive loss	(1,537)	(1,537)
Cost of 1,647,594 company shares held by subsidiaries	(13,548)	(13,548)
Retained earnings	15,294	15,294
Total Shareholders’ equity	82,580	133,084
Total Capitalization	114,802	133,251

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The following discussion should be read in conjunction with our unaudited consolidated financial statements and related notes, prepared in accordance with U.S. GAAP for the nine months ended September 30, 2007 and our audited financial statements for the year ended December 31 ,2006 included in our Form 20-F for 2006.

General

We have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. As a result, our revenues increased from $57.2 million in 2004 to $58.9 million in 2005, $68 million in 2006, and to $64 million for the nine months ended September 30, 2007.

We enhanced our solutions and services portfolio via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development and marketing of new software modernization tools. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio and invest in a skilled and specialized workforce.

In August 2007, we acquired Amalgamated Software North America (ASNA). The consideration amounted to $7 million. Under the terms of the transaction, the Company agreed to pay the selling shareholders additional consideration if certain criteria are met. ASNA’s product, Monarch, is a fully integrated solution for transforming RPG applications to the Microsoft .NET platform. ASNA is a Microsoft Gold Certified Partner, a Microsoft Visual Studio Industry Partner, an IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld for Developers. As a result, we expect to expand our modernization offering to enterprises running legacy applications on the IBM AS/400, iSeries, and System i who are facing the mounting challenge of modernizing their RPG-based applications by providing these enterprises both the software tools and services required to perform these tasks successfully.

In April 2007, we acquired BridgeQuest Inc., a North Carolina corporation that manages and operates, through a wholly owned subsidiary, a professional outsourcing center in St. Petersburg, Russia. The consideration amounted to $2 million. Under the terms of the transaction, the Company agreed to pay the selling shareholders additional consideration if certain criteria are met. Since the costs of our offshore facilities in Romania and Cyprus have started to increase, we have decided to open an alternative large offshore center in St. Petersburg, Russia. There are a significant number of talented graduate students from local universities with a diligent work ethic whom we could hire at a lower expense. St. Petersburg is also close to our European customers, and therefore can provide easy access for customers who may be interested in post-modernization services that will be provided from a near, although off-shore, location. As we expect to face an accelerated growth over the next few years, we anticipate that this strategic acquisition will enable us to increase our profitability.

Challenges and Opportunities

While there are many opportunities to be targeted in today’s modernization market, delivering constant growth in revenues while maintaining and improving gross profits is always an ongoing challenge. Although market trends point to an increasing market for legacy modernization, there are no guarantees that we will be able to maintain its current growth rate and profit levels.

The technology used for modernization projects changes on an ongoing basis in line with the underlying legacy technology and systems. In order to maximize the opportunities at hand, we must continue to be successful at identifying market trends and predicting the need for new tools and modernization services in the various areas of enterprise technology.

Our opportunity for growth and our operational strategy is partially based on the acquisition of companies with services, tools, and technologies that extend or complement our existing business. We may face increased competition for acquisition opportunities or difficulties in identifying and locating new tools and technologies, which may inhibit our ability to complete suitable acquisitions on favorable terms. Successful integration of acquired tech0nologies, service centers, or companies into our existing business and suite of solutions will remain a significant challenge for us.

In 2007 we continued to expand our operations into new potential markets, such as Korea and France. While there are excellent opportunities for growth in these areas, the successful penetration to new markets and environments remains a sales and management challenge.

Our subsidiary, Mainsoft, currently invests a lot of efforts in marketing its product through its strategic alliance with IBM. However, there is no assurance that this strategic alliance will continue or produce the expected growth. At this stage, Mainsoft is expected to increase its revenues, but lose money.

To keep up with the growing number of projects we have successfully secured, we must recruit and retain additional personnel who are highly skilled in the fields of project management, legacy systems, and leading modern technologies. However, the number of skilled personnel is limited and the competition for attracting and retaining such personnel is intense, particularly in the information technology industry.

Consolidation of the Results of Operations of Our Subsidiaries

Following is information regarding the consolidation of the results of operations of certain of our subsidiaries since 2006. We began to consolidate the results of operations of each of these subsidiaries when we acquired control in them.

Name of Subsidiary	Beginning Consolidation

Zulu Software Inc.	First quarter of 2006

BridgeQuest Inc.	Second quarter of 2007

ASNA	Third quarter of 2007

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP. Accordingly, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists. There are no rights to return products or similar contingencies in our contracts.

We typically sell our software products and services in standalone contracts for software product licenses, services, or Post Contract Support, referred to as “PCS”. A relatively small portion of our arrangements includes multiple elements. These arrangements are usually arrangements in which we sell a software product license and PCS.

We follow paragraph 10 of SOP 97-2, “Software Revenue Recognition,” as amended, and allocate the total fee arrangement to the software and the PCS undelivered element based on vendor-specific objective evidence, referred to as “VSOE”. We allocate the total fee arrangement based on the guidance set forth in paragraph 57 of SOP 97-2, which states, “The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately.”

We calculate the fair value of PCS in two different manners, depending on the circumstances. Fair value is based on either (i) the consistent renewal rate of the PCS stated in the relevant contract, or (ii) the price charged when the PCS is sold separately. In either case, the portion of the fee arrangement allocated to the PCS is recognized as revenues ratably over the term of the PCS arrangement.

VSOE for most of our solutions is determined using the bell-shaped curve approach by evaluating the price paid for PCS sold separately. Under this method, VSOE of fair value is determined by evaluating the price paid for PCS when sold separately. We follow the guidance of TPA 5100-55, and accordingly, determine the VSOE using that consistent percentage of the stated license fee of the respective arrangements.

In some of the agreements with our customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (we do not provide specific upgrades). These upgrades are considered PCS.

We recognize revenues from consulting fees with respect to projects billed on a time basis, based on the number of hours performed.

Long term contracts accounted for pursuant to SOP 81-1,“Accounting for Performance of Construction-Type Contracts,” are contracts in which we sell our software framework, on which material modifications, developments and customizations are performed, to provide the customer with a new and modern IT application with enhanced capabilities that were unavailable in its former legacy system. The aforementioned services are essential to the functionality of the software and to its compliance with customers’ needs and specifications. We account for these arrangements pursuant to paragraph 7 to SOP 97-2 and TPA 5100.48.

Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs.

We recognize contract losses, if any, in the period in which they first become evident. Some of our contracts include client acceptance clauses. In these contracts, we follow the guidance of TPA 5100.67 and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer’s involvement in the negotiation process, and the existence of other service providers and the payment terms.

We believe that our revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, “Revenue Recognition in Financial Statements.”

Capitalized software research and development costs. Development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of the FASB Statement of Financial Accounting Standards No. 86 (SFAS 86). Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred, net of participation of the Office of the Chief Scientist (OCS). Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, currently over a period of 5 years, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Our failure to accurately predict the useful life of capitalized software could cause a one-time amortization, which could adversely affect our operating results.

Impairment of goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational performance of our acquired businesses and investments.

In accordance with FASB Statement of Financial Accounting Standards No. 142 “Goodwill and Other intangible Assets” (SFAS 142), effective January 1, 2002, indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples, and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets. These write downs, if any, may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the reporting unit for the purpose of our annual or periodic analysis, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

SFAS 123(R). On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” referred to as SFAS 123(R), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the terms of the awards, and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. We recognize compensation expenses for the value of our awards, which have graded vesting, based on the accelerated attribution method over the vesting period.As a result of adopting SFAS 123(R), our income before taxes in the nine months ended September 30, 2007, was $323,000 lower than we had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the nine months ended September 30,2007, were both $0.01 lower than they would have beenhadwecontinued to account for stock-based compensation under APB 25.

Income taxes. As part of the preparation of our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves an estimate by us of our actual current tax exposure, together with assessing temporary differences resulting from different treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in our balance sheet. We follow specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required in our management opinion, in accordance with the provisions of FASB Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes.” Considerable management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is probable that some portion or all of the deferred income tax assets could be realized. In assessing the need for the valuation allowance, we consider future taxable income, the time limitations on the utilization of losses, and ongoing, prudent, and feasible tax planning strategies. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application and/or interpretation of complex tax laws, tax regulations, and tax treaties in respect of various jurisdictions in which we operate and which frequently vary. Tax authorities may interpret certain tax issues in a manner other than that which we have adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden of the group may be significantly increased.

Accounts receivable. A portion of our revenue is generated from fixed-price projects. We recognize revenue according to the percentage of completion method, and rely on project managers’ estimations in calculating that percentage. The customers’ payment terms are usually based on milestones. Therefore, the delay in actual collection may reach 4–6 months. The average debt duration is approximately 2–3 months. If we fail to estimate accurately the recoverability of amounts due to us, our results of operations could be adversely affected.

Derivative Instruments. We have adopted Statement of Financial Accounting Standards SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, referred to as“FAS 133”. Under the provisions of SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or accumulated other comprehensive income within shareholders’ equity, depending on the intended use of the derivative and whether the derivative has been designated by management as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.

We use foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. We do not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated as hedging instruments under FAS 133.

Until the first quarter of 2007 we had an embedded conversion feature as part of the $3 million convertible debenture host debt, which was marked to market and accounted in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock.” As of March 31, 2007 all the debentures were converted. In addition, we have convertible notes, which contain an embedded put option that is bifurcated from the host debt and is being recorded at fair value in accordance with FAS 133.

Our Reporting Currency

The currency of the primary economic environment in which we operate are conducted is the U.S. dollar. In addition, a substantial portion of our revenues and costs are incurred in dollars. Thus, our functional and reporting currency is considered to be the dollar.

Non-monetary transactions denominated in currencies other than the dollar are measured and recorded in dollars at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the nine months ended September 30	Devaluation of US $ against the NIS	Devaluation of US$ against the euro
	%	%
2007	(5.02)	(7.65)
2006	(6.54)	(7.16)

Operating Results

In the nine months ended September 30, 2007, the Company has met its operational and financial targets. Loss for the nine months ended September 30, 2007 amounted to $898,000 and is attributed to one-time charges such as $1.5 million acquisition related and integration charges, $1.8 million one-time non-cash executive compensation related to the sale by Formula Systems (1985) Ltd., referred to as “Formula”, of its holdings in BluePhoenix, and approximately $700,000 restructuring expenses.

The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

Statement of Operations Data as a Percentage of Revenues:
	Nine months ended September 30,
	2007	2006
	%	%
Revenues	100.0	100.0
Cost of revenues	42.4	41.9
Gross profit	57.6	58.1
Software development costs, net	14.6	13.7
Selling, general, and administrative expenses	36.8	33.2
Restructuring	1.1	-
Operating income	5.1	11.2
Financial expenses, net	6.3	4.9
Other income, net	0.2	0.6
Income (loss) before taxes on income	(1.0)	6.9
Income tax expense (income), net	0.3	0.1
	(1.3)	6.8
Minority interest	(0.1)	(0.2)
Net income (loss)	(1.4)	6.6

Nine months ended September 30, 2007 and 2006

Revenues. Revenues increased 29% from $49.7 million in the nine months ended September 30, 2006 to $64.0 million in the nine months ended September 30, 2007. The increase in revenues was primarily due to expanded product offerings.

We have expanded our product offering through acquisitionsand internal development efforts. Tools such as ADABAS/Natural to RDBMS/Java, COBOL LE Enabler, PowerBuilder to Java, IMS migration, and Monarch for transforming RPG applications to the Microsoft .NET platform were introduced during 2006 and 2007 and were integrated into our suite of solutions. We constantly update our suite of solutions in order to support a larger variety of languages, databases, and platform conversions. We believe that, as a result, IT service companies choose to license our technologies for use in modernization projects for their end customers.

We have strengthened our sales team and devoted significant management attention to increase market awareness and to establish a strong reputation as a leader in the modernization market. We have also increased our marketing efforts through targeted exhibitions, an expanded public relations program, Web and e-mail marketing, online Webcasts, and other lead generation campaigns. These have significantly contributed to increasing the interest in our products and solutions and have helped to drive the growth in revenues.

Cost of revenues. Cost of revenues consists of salaries, travel costs relating to projects and services rendered, amortization of capitalized software costs, and fees paid to independent subcontractors. Cost of revenues increased by 30% from $20.8 million in the nine months ended September 30, 2006 to $27.1 million in the nine months ended September 30, 2007. Cost of revenues in the nine months ended September 30, 2007 included $700,000 integration expenses related to our recent acquisitions. Cost of revenues as a percentage of revenues remained at 42%. We expect the cost of revenues as a percentage of revenues to be reduced gradually due to the expansion of our offshore centers, a process that is expected to continue in 2008. In addition, as the degree of automation of our tools increases, the need for expert services decreases, and as a result our direct expenses are expected to decrease.

The total amount of amortization of intangible assets in the nine months ended September 30, 2007 was $6.8 million, compared to $5.3 million in nine months ended September 30, 2006. This increase was related to the general release of developed modernization tools and the amortization of intangibles related to recent acquisitions.

Software development costs. Software development costs, gross, consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Software development costs, net, consist of software development costs, gross, less development grants and capitalized software costs.

In the past few years, our development costs have been attributed to the development of our modernization suite of tools. Software development costs are charged to operations as incurred, unless capitalized according to SFAS 86. In the nine months ended September 30, 2007, we capitalized software development costs in an aggregate amount of $5.0 million compared to $5.8 million in the nine months ended September 30, 2006.

Software development costs, gross, increased from $12.0 million in the nine months ended September 30, 2006 to $14.2 million in the nine months ended September 30, 2007. This increase was primarily due to the market release of developed modernization tools offset by reduction in costs by using our offshore centers. Software development costs in the nine months ended September 30, 2007 included $700,000 integration expenses related to our recent acquisitions.

Software development costs, net, increased from $6.8 million in the nine months ended September 30, 2006 to $9.4 million in the nine months ended September 30, 2007.

Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, third party and sales people commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, and depreciation. Selling, general, and administrative expenses increased by 43% from $16.5 million in the nine months ended September 30, 2006 to $23.5 million in the nine months ended September 30, 2007. As a percentage of revenues, selling, general and administrative expenses increased from 33% in the nine months ended September 30, 2006 to 37% in the nine months ended September 30, 2007. The increase is attributed to expanding marketing efforts. In addition, selling, general and administrative expenses in the nine months ended September 30, 2007 included integration charges in the amount of $600,000 incurred as a result of our recent acquisition and, a $1.8 million one-time non-cash executive compensation paid by Formula in connection with the sale by Formula of its shareholdings in BluePhoenix. The $1.8 million charge was offset against paid-in-capital.

Restructuring. In the nine months ended September 30, 2007 we went through a restructuring process, mainly due to recent acquisitions, which was followed by reorganization in our R&D and project delivery departments. Total restructuring expenses for the nine months ended on September 30, 2007 amounted to $694,000 and consist of compensation paid to redundant employees.

Financial expenses, net. Financial expenses increased from $2.4 million in the nine months ended September 30, 2006 to $4.0 million in the nine months ended September 30, 2007. The increase in financial expenses was mainly attributable to non-cash expenses related to the convertible debentures and embedded derivatives which increased from $0.9 million in the nine months ended September 30, 2006 to $2.6 million in the nine months ended September 30, 2007. Additional financial expenses were attributable to the increase by approximately $10.5 million of our overall borrowings from banks. We used the proceeds of a private placement that took place in November 2007 to repay all of our bank loans, in the aggregate amount of $32 million. We expect financial expenses to be reduced significantly following such repayments and the conversion of debentures and notes that took place during the nine months ended September 30, 2007.

Other income, net. Other income consisted of dividends received from Steps Ventures, an Israeli venture capital investment group, in which we hold 375,000 shares representing 3.75% of their outstanding share capital. The dividend received in the nine months ended September 30, 2007 was $133,000 compared to $282,000 in the nine months ended September 30, 2006.

Tax on income. In the nine months ended September 30, 2007 we had tax expenses of $178,000 compared to an expense of $54,000 in the nine months ended September 30, 2006. We have net operating losses carry forward for tax purposes that resulted in a relative low tax rate charges comparing to our income before tax results.

Minority interest in profits of subsidiaries. The minority interest in the nine months ended September 30, 2007 was $56,000 comparing to $62,000 in the nine months ended September 30, 2006. There were no changes in the minority interest.

Liquidity and Capital Resources

How We Have Financed Our Business

In February 2006, we completed an underwritten public offering in Israel of Series A convertible notes in theaggregate principal amountofNIS 54.0 million, equal at that time to approximately $11.5 million. As of December 31, 2007, 99.4% of such noteswere converted. The notes bear an interest at a rate of LIBOR 3 months +1.5% per annum.

We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd., Bank Leumi Le’Israel Ltd., and the First International Bank Ltd., to borrow up to an aggregate of $33.5 million. The aggregate amount outstanding under these credit facilities as of September 30, 2007 was $32 million, and as of

January 1, 2008 we had no outstanding loans. To the extent we borrow under our credit facilities, we would be required to comply with certain restrictive covenants. We may use these credit facilities in the future.

As of September 30, 2007, we had cash and cash equivalents (including marketable securities) of $24.4 million and working capital of $23.8 million. As of December 31, 2006, we had cash and cash equivalents of $12.7 million and working capital of $17.9 million.

In order to improve our liquidity, we entered into factoring agreements with regard to some of our customers.

Net cash provided by operating activities was $13.2 million for the nine months ended September 30, 2007 compared to $3.5 million in the nine months ended September 30, 2006. Cash provided by operating activities was improved primarily as a result of collection from customers and the increase in our overall business volume.

Capital Expenditures

Our capital expenditures include the consideration paid for acquired activities and technologies.

In the nine months ended September 30, 2007, we invested an aggregate of $7.2 million in BridgeQuest and ASNA, our newly consolidated subsidiaries. Additional consideration for previously acquired subsidiaries amounted to $1.5 million. In the nine months ended September 30, 2006 we increased our holding in Zulu Inc. to 72% by purchasing an additional 52% of the outstanding shares for $2.4 million.

Pursuant to the purchase agreement between CodeStream and the Company, as amended in December 2007, we paid £425,000 (approximately $842,000) to CodeStream and undertook to pay to CodeStream an additional amount of $300,000 in January 2008 and an additional amount of $1,000,000 in October 2008. In addition, as contingent consideration for the purchased activity, we undertook to issue to CodeStream 400,000 ordinary shares by March 31, 2008 and 600,000 ordinary shares by March 31, 2009, if certain conditions are met. In the event that (a) the volume weighted average price per ordinary share on the Nasdaq Global Market during a consecutive 10-day trading period is less than $6.00, the grantees of such shares may request cash payments of  £1,160,000 (approximately $2.3 million)and £1,740,000 (approximately $3.445 million), respectively, in lieu of the issuances of ordinary shares.

Investment in property and equipment required to support our software development activities were $635,000 during the nine months ended September 30, 2007 and $568,000 during the nine months ended September 30, 2006.

Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. We have not repurchased any shares under any of these buy-back programs in the last three years. We repurchased an aggregate of 1,870,565 of our ordinary shares under our buy-back programs, for an aggregate cost of approximately $14.7 million. In January 2006, we sold 136,000 of the shares held by one of our subsidiaries to Israeli institutional investors in Israel, for aggregate consideration of approximately $534,000.

We believe that cash generated from operations together with existing sources of liquidity and cash flow, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

Contractual Commitments and Guarantees

 Chief Scientist. Three of our subsidiaries have entered into agreements with the OCS; these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of September 30, 2007, the contingent liability amounted to $3.1 million.

Cicero Inc. (formerly known as Level 8 Systems Inc.). Pursuant to an agreement signed on October 30, 2007 with Cicero Inc., the Company provided Cicero Inc. with $1,671,000 to cover part of Cicero Inc.’s credit facility with Bank Ha’Poalim. In addition, a bank guarantee that BluePhoenix provided Bank Ha’Poalim to secure Cicero’s bank loans, in an amount of $1,971,000 was released. As part of the transaction, Cicero Inc. issued BluePhoenix a senior promissory note for the amount of $1,021,000, bearing an annual interest rate of LIBOR+1% (or in the event of any unpaid interest LIBOR+4%) to be paid in two installments: $350,000 due on January 30, 2009 and $671,000 due on December 31, 2011 together with any accrued and unpaid interest as of the date of payment. For the remaining consideration of $650,000, Cicero Inc. issued to BluePhoenix 2,546,149 ordinary shares.

 Singapore-Israel Industrial Research and Development Foundation. In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide one of our wholly owned subsidiaries, together with a company incorporated in Singapore, financing for the development of a Java report-generator software tool. Accordingly, the Foundation agreed to award our subsidiary up to $100,000 payable according to an agreed upon schedule. As of January 1, 2008, we received $45,000 of the grant. The grant is required to be repaid in installments based on sales of the funded software up to the amount of the grant.

Ministry of Production in Italy. In July 2007, our subsidiary, I-Ter, received a final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds amounted to approximately $650,000, of which 30% are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a minimal annual interest. 90% of the funds were received in December 2007. The remaining 10% are expected to be received during 2008 after a review of the Ministry of Production.

Customers’ bank guarantees. Under agreements between us and certain of our customers, we undertook to provide such customers bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of January 1, 2008, there are outstanding bank guarantees on our behalf for our customers in the aggregate amount of $360,000.

Leases. We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2007 until 2011. Annual rental fees under current leases are approximately $3.7 million, and are expected to remain at this level for each of the next three years. In connection with the office leases, we issued bank guarantees of $100,000 in the aggregate.

We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see our Form 20-F for 2006 “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Warrants. Pursuant to a private placement that took place on March 2004, institutional investors were issued warrants to purchase an aggregate of up to 485,714 of BluePhoenix ordinary shares at an exercise price of $6.50 per share subject to certain adjustments. Warrants exercisable into 285,714 ordinary shares may beexercisedduring a 5-year period commencing on September 2004, and additional warrants exercisable in to 200,000 ordinary shares may beexercisedduring a 5-year period commencing on September 2006.

For additional information, see Notes 2 and 7 of our unaudited interim financial statements for the nine months ended September 30, 2007 below.

Effective Corporate Tax Rates

On January 1, 2003, Israel’s tax laws underwent a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) – 1961). The legislation broadened the categories of taxable income, and reduced the tax rates imposed on employment income. Among the key provisions of this legislation were (i) changes that may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income, or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

On January 1, 2006, an additional tax reform has been taken place relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. In addition, under the new reform, the tax rates applicable to companies were reduced to 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009, and 25% in 2010.

Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence. We believe that in the future we will derive an increasing percentage of our income from operations outside of Israel and that, accordingly, our effective tax rate may increase. However, we expect that this increase will be offset by carried forward accumulated losses of consolidated companies.

Off-Balance Sheet Arrangements

For information relating to contingent consideration in certain acquisitions, see Notes 2 and 8 of our unaudited interim financial statements for the nine months ended September 30, 2007 below and “Item 4.B. Business Overview – Investments and Acquisitions–CodeStream, Outlook, I-Ter, CePost” of our Form 2-F for 2006.

REASONS FOR THE OFFER AND USE OF PROCEEDS

We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders in this offering. If the warrants are exercised in full, we would realize proceeds before expenses, in the amount of $17,504,000. The net proceeds of the exercise of the warrants will be used for working capital and general corporate purposes. We will bear the costs, other than underwriting commissions, associated with the sales of ordinary shares.

SELLING SHAREHOLDERS

This prospectus covers the resale, from time to time, by the selling shareholders of up to 2,779,998 ordinary shares, of which 1,999,998 ordinary shares were purchased by the selling shareholders in November 2007 under the securities purchase agreement between us and the selling shareholders, and 800,000 ordinary shares are issuable upon exercise of warrants granted to the selling shareholders under the securities purchase agreement. For additional information regarding the offering, see “Prospectus Summary – The Transactions” above. We are registering the ordinary shares in order to permit the selling shareholders to offer the shares for resale from time to time. To our knowledge, except as indicated in the table below, none of the selling shareholders have held any position or office, or had any material relationship with us, our predecessors, or affiliates, within the past three years, or are a registered broker-dealer or an affiliate of a registered broker-dealer which may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with these sales.

The following table presents information provided by the selling shareholders with respect to beneficial ownership of our ordinary shares as of December 31, 2007, and as adjusted to reflect the sale of the shares offered by the selling shareholders under this prospectus, assuming that all ordinary shares being offered under this prospectus are ultimately sold in the offering. The second column lists the number of ordinary shares beneficially owned by each selling shareholder, including the exercisable warrants, assuming exercise of the warrants held by that selling shareholder on that date, without regard to any limitations on exercise. The fourth column lists the ordinary shares being offered by the selling shareholders under this prospectus. The table includes all shares issuable within 60 days of December 31, 2007 upon the exercise of warrants beneficially owned by the indicated shareholders on that date. Beneficial ownership as set forth below includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. To our knowledge, the persons named in the table have sole voting power, sole investment control, and the sole right to receive the economic benefit with respect to all shares listed, except as set forth in the table below. The applicable percentage of ownership for each shareholder, listed in the third and sixth columns of the table, is based on 20,618,820 ordinary shares outstanding as of December 31, 2007 and such number of ordinary shares issuable upon exercise of the warrants held by that selling shareholder (excluding 1,647,594 ordinary shares repurchased pursuant to buy back programs and held by two of our wholly owned subsidiaries, 485,714 ordinary shares issuable upon exercise of warrants with an exercise price of $6.50 per share; 12,548 ordinary shares available for issuance upon conversion of convertible notes at NIS 26 (equal to $6.76); and 1,524,431 ordinary shares available for issuance under our employee restricted share units award plan and our employee share option plans).

In accordance with the terms of the registration rights agreement entered into between us and the selling shareholders, this prospectus generally covers the resale of the shares held by the selling shareholders and the shares issuable upon exercise of the warrants, determined as if such exercise transpired as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the ordinary shares offered by the selling shareholders pursuant to this prospectus.

The warrants are subject to certain limitations. See “Prospectus Summary - The Transactions.” The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Ordinary Shares Beneficially Owned Prior to Offering		Ordinary Shares Being Offered	Ordinary Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent	Number	Number	Percent
Iroquois Master Fund Ltd. (1)	845,789	4.0%	639,999	205,790	1.0%
Alydar Fund Limited (2)	464,177	2.2%	464,177	0	0%
Alydar QP Fund LP (3)	161,552	0.7%	161,552	0	0%
Alydar Fund LP (4)	14,267	0.1%	14,267	0	0%
Highbridge International LLC (5)	497,143	2.4%	400,000	97,143	0.5%
Hudson Bay Fund, LP (6)	172,000	0.8%	172,000	0	0%
Hudson Bay Overseas Fund, Ltd (7)	228,000	1.1%	228,000	0	0%
Enable Growth Partners LP (8)	231,602	1.1%	231,602	0	0%
Pierce Diversified Strategy Master Fund LLC, Ena (9)	8,400	0.1%	8,400	0	0%
Portside Growth & Opportunity Fund (10)	347,367	1.7%	240,002	107,365	0.5%
UBS O'Connor LLC FBO O'Connor PIPES Corporate Strategies Master Limited (11)	239,999	1.2%	239,999	0	0%

(1)
The address of Iroquois Master Fund Ltd. is c/o Iroquois Capital, 641 Lexington Avenue, 26th Floor, New York, NY 10022. The percentage ownership set forth in the third column is based on 20,618,820 ordinary shares outstanding as of December 31, 2007, plus 388,646 ordinary shares underlying warrants beneficially owned by Iroquois Master Fund Ltd. Joshua Silverman has voting and investment control over the securities held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(2)
The address of Alydar Fund Limited is c/o Morgan Stanley, 1221 Avenue of the Americas, New York, NY 10020. The percentage ownership set forth in the third column is based on 20,618,820 ordinary shares outstanding as of December 31, 2007, plus 132,622 ordinary shares underlying warrants beneficially owned by Alydar Fund Limited. John Murphy, as General Partner of Alydar Capital LLC, the Managing Partner of Alydar Fund Limited, has voting and investment control over the securities held by Alydar Fund Limited.

(3)
The address of Alydar QP Fund LP is c/o Morgan Stanley, 1221 Avenue of the Americas, New York, NY 10020. The percentage ownership set forth in the third column is based on 20,618,820 ordinary shares outstanding as of December 31, 2007, plus 46,158 ordinary shares underlying warrants beneficially owned by Alydar QP Fund LP John Murphy, as General Partner of Alydar Capital LLC, the Managing Partner of Alydar QP Fund LP, has voting and investment control over the securities held by Alydar QP Fund LP.

(4)
The address of Alydar Fund LP is c/o Morgan Stanley, 1221 Avenue of the Americas, New York, NY 10020. The percentage ownership set forth in the third column is based on 20,618,820 ordinary shares outstanding as of December 31, 2007, plus 4,076 ordinary shares underlying warrants beneficially owned by Alydar Fund L.P. John Murphy, as General Partner of Alydar Capital LLC, the Managing Partner of Alydar Fund LP, has voting and investment control over the securities held by Alydar Fund LP.

(5)
The address of Highbridge International LLC is c/o Highbridge Capital Management, LLC, 9 West 57th Street, 27th Floor, New York, NY 10019.  The percentage ownership set forth in the third column is based on 20,618,820 ordinary shares outstanding as of December 31, 2007, plus 114,286 ordinary shares underlying warrants beneficially owned by Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(6)
The address of Hudson Bay Fund, LP is 120 Broadway, 40th Floor, New York, NY 10271.  The percentage ownership set forth in the third column is based on 20,618,820 ordinary shares outstanding as of December 31, 2007, plus 49,143 ordinary shares underlying warrants beneficially owned by Hudson Bay Fund, LP. Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaims beneficial ownership over the securities held by Hudson Bay Fund, LP. In addition, an aggregate of 228,000 ordinary shares of the Company are held by Hudson Bay Overseas Fund, Ltd, which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Sander Gerber, Yoav Roth and John Doscas. Hudson Bay Fund, LP is an affiliate of a registered broker-dealer. However, this affiliate will not sell any shares purchased in this transaction by Hudson Bay Fund, LP and will receive no compensation whatsoever in the connection with the sales of shares purchased in this transaction.  Hudson Bay Fund, LP represents that it acquired the shares to be sold pursuant to this prospectus in the ordinary course of business and at the time of such acquisition, had no agreement or understanding, directly or indirectly, with any person, to distribute such shares.

(7)
The address of Hudson Bay Overseas Fund, Ltd. is 120 Broadway, 40th Floor, New York, NY 10271.  The percentage ownership set forth in the third column is based on 20,618,820 ordinary shares outstanding as of December 31, 2007, plus 65,143 ordinary shares underlying warrants beneficially owned by Hudson Bay Overseas Fund, Ltd. Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaims beneficial ownership over the securities held by Hudson Bay Overseas Fund, Ltd. In addition, an aggregate of 172,000 ordinary shares of the Company are held by Hudson Bay Fund, LP, which shares are also offered under this prospectus, and the power to vote or dispose of which is also held by Sander Gerber, Yoav Roth and John Doscas.  Hudson Bay Overseas Fund, Ltd. is an affiliate of a registered broker-dealer. However, this affiliate will not sell any shares purchased in this transaction by Hudson Bay Overseas Fund, Ltd. and will receive no compensation whatsoever in the connection with the sales of shares purchased in this transaction. Hudson Bay Overseas Fund, Ltd. represents that it acquired the shares to be sold pursuant to this prospectus in the ordinary course of business and at the time of such acquisition had no agreements or understanding, directly or indirectly, with any person, to distribute such shares.  In June 2007, Formula Systems Ltd., then an affiliate of the Company, sold ordinary shares of the Company to Hudson Bay Overseas Fund, Ltd. in a private placement.

(8)
The address of Enable Growth Partners LP is One Ferry Building, Suite 255, San Francisco, CA 94111. The percentage ownership set forth in the third column is based on 20,618,820 ordinary shares outstanding as of December 31, 2007, plus 66,172 ordinary shares underlying warrants beneficially owned by Enable Growth Partners LP. Enable Growth Partners LP is managed by Enable Capital Management LLC. Mitch Levine is the managing partner of Enable Capital Management LLC and is also a principal in Enable Growth Partners LP’s general partner. In addition, an aggregate of 8,400 ordinary shares of the Company are held by Pierce Diversified Strategy Master Fund LLC, Ena, which shares are also offered under this prospectus, and the power to vote or dispose of which is also held by Mr. Levine. Enable Growth Partners LP represents that it acquired the shares to be sold pursuant to this prospectus in the ordinary course of its business and at the time of such acquisition had no agreements or understanding, directly or indirectly, to distribute such shares.

(9)
The address of Pierce Diversified Strategy Master Fund LLC, Ena, is One Ferry Building, Suite 255, San Francisco, CA 94111. The percentage ownership set forth in the third column is based on 20,618,820 ordinary shares outstanding as of December 31, 2007, plus 2,400 ordinary shares underlying warrants beneficially owned by Pierce Diversified Strategy Master Fund LLC, Ena. Pierce Diversified Strategy Master Fund LLC, Ena, is managed by Enable Capital Management LLC. Mitch Levine is the managing partner of Enable Capital Management LLC. In addition, an aggregate of 231,602 ordinary shares of the Company are held by Enable Growth Partners LP, which shares are also offered under this prospectus, and the power to vote or dispose of which is also held by Mr. Levine. Pierce Diversified Strategy Master Fund LLC, Ena represents that it acquired the shares to be sold pursuant to this prospectus in the ordinary course of its business and at the time of such acquisition had no agreements or understanding, directly or indirectly, to distribute such shares.

(10)
The address of Portside Growth & Opportunity Fund is 666 Third Avenue, 26th Floor, New York, NY 10017.  The percentage ownership set forth in the third column is based on 20,618,820 ordinary shares outstanding as of December 31, 2007, plus 175,937 ordinary shares underlying warrants beneficially owned by Portside Growth & Opportunity Fund. The investment advisor to Portside Growth & Opportunity Fund is Ramius Capital Group, LLC. As a result, Ramius Capital Group, LLC has voting control and investment discretion over ordinary shares of the Company held by Portside Growth & Opportunity Fund. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital Group, LLC. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital Group LLC. Messrs Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.  An affiliate of Ramius Capital Group, L.L.C. is a registered broker-dealer. However, this affiliate will not sell any shares offered by Portside Growth & Opportunity Fund through this prospectus and will receive no compensation whatsoever in connection with the sale of shares by Portside Growth & Opportunity Fund through this prospectus.

(11)
The address of UBS O’Connor LLC is One North Wacker Drive, 32nd Floor, Chicago, IL 60606.  The percentage ownership set forth in the third column is based on 20,618,820 ordinary shares outstanding as of December 31, 2007, plus 68,571 ordinary shares underlying warrants beneficially owned by UBS O'Connor LLC FBO O'Connor PIPES Corporate Strategies Master Limited. The selling security holder, O'Connor PIPES Corporate Strategies Master Limited, is a fund which cedes investment control to UBS O'Connor LLC, its investment manager.  UBS O’Connor LLC makes all of the investment and voting decisions.  Jeff Putman is the portfolio manager of UBS O’Connor LLC FBO O’Connor PIPES Corporate Strategies Master Limited.  Mr. Putman disclaims beneficial ownership of the shares held by UBS O’Connor LLC FBO O’Connor PIPES Corporate Strategies Master Limited. UBS O'Connor LLC is a wholly-owned subsidiary of UBS AG, a company whose securities are listed on the New York Stock Exchange.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, transferees or other successors-in-interest may, from time to time, sell any or all of their ordinary shares being offered under this prospectus, on the Nasdaq Global Market or any other stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange transaction in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	sales on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	sales in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through put or call option transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the ordinary shares offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling shareholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling shareholder and purchaser is responsible for paying any discounts, commissions, and similar selling expenses they incur.

The selling shareholders and we have agreed to indemnify one another against certain losses, damages, and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until such date as is the earlier of (i) the date when all the ordinary shares covered by this prospectus have been sold or (ii) the date on which the ordinary shares may be sold without any restriction pursuant to Rule 144(k) (or any successor rule) or any other provision under Rule 144 that permits the selling shareholders to sell their ordinary shares without respect to any volume limitations or manner of sale restrictions as determined by our counsel pursuant to a written opinion letter, addressed to our transfer agent to such effect. If at any time and for any reason, an additional registration statement is required to be filed because at such time the actual number of ordinary shares into which the outstanding warrants are then exercisable exceeds the number of shares remaining unsold under the registration statement, we shall have 30 business days to file such additional registration statement, and we are required to use our best efforts to cause such additional registration statement to be declared effective by the SEC as soon as possible, but in no event later than 75 days after filing.

EXPENSES

We are paying substantially all of the expenses of registering the ordinary shares under the Securities Act and of compliance with blue-sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses, our legal and accounting fees and the legal fees of counsel on behalf of the selling shareholders. We estimate these expenses to be approximately $227,100, which include the following categories of expenses:

SEC registration fee	$2,100
Legal fees and expenses	$110,000
Accounting fees and expenses	$65,000
Miscellaneous expenses	$50,000

Total	$227,100

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Herzog, Fox & Neeman, Tel Aviv, Israel.

EXPERTS

Ziv Haft certified public accountants (Isr.) BDO Member Firm, independent registered public accounting firm, have audited our consolidated financial statements included in our Form20-F for 2006, as set forth in their report which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on such firm’s report given on their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon some of our directors and officers and the Israeli experts named in this prospectus who reside outside the United States may be difficult to obtain within the United States. Furthermore, because some of our principal assets and some of our directors and officers are located outside the United States, court judgments obtained in the United States, including those predicated on the civil liability provisions of United States federal securities laws, against us or any of our directors and officers who reside outside the United States, may not be collectible within the United States or Israel. It may be also difficult to bring an original action in an Israeli court to enforce liabilities against us or against any of our directors and officers, based upon the United States federal securities laws.

We have been informed by our legal counsel in Israel that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act, in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

•	the judgment is enforceable in the state in which it was given;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
•	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in a foreign court.

We have irrevocably appointed Blue Phoenix Solutions USA Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of North Carolina arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Registration Statement on Form F-3 with the SEC for the shares being offered pursuant to this prospectus. This prospectus does not include all of the information contained in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document.

We are required to file annual reports and other information with the SEC. You can read our SEC filings, including the Registration Statement, over the Internet at the SEC’s Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to certain of the informational requirements of the Exchange Act. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus or by information we file with the SEC in the future.

The following documents are incorporated by reference:

(a) Our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, and an amendment on Form 20-F/A, each of which filed with the SEC on March 30, 2007, and a second amendment on Form 20-F/A, filed with the SEC on December 26, 2007;

(b) Our Reports on Form 6-K furnished to the SEC on May 9, 2007, July 31, 2007, August 17, 2007, and October 29, 2007 regarding our 2007 financial results through September 30, 2007 and recent transactions;

(c) The description of our ordinary shares contained in the Registration Statement under the Exchange Act on Form 8-A as filed with the SEC on January 21, 1997 and any subsequent amendment or report filed for the purpose of updating this description.

In addition, all subsequent annual reports filed on Form 20-F prior to the termination of this offering are incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K by stating in those Forms that they are being incorporated by reference into this prospectus.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document states that one of its exhibits is incorporated into the document itself). Such requests should be directed to Yael Peretz, Legal Advisor, c/o BluePhoenix Solutions Ltd., 8 Maskit Street, Herzliya 46733, Israel, facsimile number 972-9-952-6111. Our corporate Web site address is http://www.bphx.com. The information on our Web site is not intended to be a part of this prospectus.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 Interim Report

Table of Contents

Page
Consolidated Unaudited Interim Financial Statements:

Consolidated Unaudited Interim Balance Sheets	F-2

Consolidated Unaudited Interim Statements of Operations	F-3

Consolidated Unaudited Interim Statements of Changes in Shareholders’ Equity	F-4

Consolidated Unaudited Interim Statements of Cash Flows	F-5

Notes to Condensed Unaudited Interim Consolidated Financial Statements	F-6 – F-12

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED BALANCE SHEETS

	September 30, 2007	December 31, 2006
	Unaudited
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,348	$11,627
Marketable securities	31	1,053
Trade accounts receivables	28,923	26,489
Other current assets	2,340	3,096
Total current assets	55,642	42,265

LONG-TERM TRADE RECEIVABLES	683	1,390

INVESTMENT IN AN AFFILIATED COMPANY	214	-

PROPERTY AND EQUIPMENT, NET	2,377	2,147

INTANGIBLE ASSETS, NET (Note 3)	91,989	81,664

Total assets	$150,905	$127,466

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit (Note 4)	$6,617	$609
Convertible debentures	445	4,482
Accounts payable and accruals:
Trade	5,767	4,594
Deferred revenue	6,241	7,790
Other (Note 5)	12,784	6,929
Total current liabilities	31,854	24,404
LONG-TERM LIABILITIES:
Convertible debentures	1,334	14,049
Accrued severance pay, net	2,157	1,718
Provision for losses in formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others (Note 6)	25,605	20,027
Total long-term liabilities	31,067	37,765

COMMITMENTS AND CONTINGENCIES (Note 7)
MINORITY INTERESTS	5,404	5,348

SHAREHOLDERS’ EQUITY:
Share capital	38	31
Additional paid-in capital	82,333	58,556
Accumulated other comprehensive loss	(1,537)	(1,537)
Retained earnings	15,294	16,447
	96,128	73,497
Cost of Company shares held by subsidiaries	(13,548)	(13,548)

Total shareholders’ equity	82,580	59,949
Total liabilities and shareholders’ equity	$150,905	$127,466

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30,
	2007	2006
	Unaudited
	(in thousands, except per share data)

Revenues	64,001	49,714
Cost of revenues	27,132	20,841

Gross profit	36,869	28,873
Software development costs, net	9,374	6,813
Selling, general and administrative expenses	23,548	16,485
Restructuring	694	-

Operating income	3,253	5,575
Financial expenses, net	4,050	2,447
Other income, net	133	282

Income (loss) before taxes on income	(664)	3,410
Taxes on income	178	54

	(842)	3,356
Minority interest in profit of subsidiaries	(56)	(62)

Net income (loss)	$(898)	$3,294

Earnings (loss) per share:
Basic	$(0.05)	$0.24

Diluted	$(0.05)	$0.23

Weighted average number of shares outstanding:
Basic	16,425	13,822

Diluted	17,488	14,333

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Cost of Company shares held by subsidiaries	Total
	(in thousands, except shares)
Balance at January 1, 2006	13,559,838	$31	$56,205	$(1,537)	$11,775	$(14,708)	$51,766
Changes during 2006:
Net income	-	-	-	-	4,672	-	4,672
Issuance of options	-	-	48	-	-	-	48
Stock-based compensation	-	-	40	-	-	-	40
Conversion of convertible debentures	257,133	*	1,164	-	-	-	1,164
Sale of shares held by a subsidiary	136,000	*	42	-	-	492	534
Issuance of shares in respect of acquisition of activity	138,591	*	(37)	-	-	668	631
Classification of warrants to equity	-	-	364	-	-	-	364
Exercise of employee share options	206,796	*	730	-	-	-	730
Balance at December 31, 2006	14,298,358	31	58,556	(1,537)	16,447	(13,548)	59,949
Changes during the period:
Net loss	-	-	-	-	(898)	-	(898)
Stock-based compensation	-	-	324	-	-	-	324
Compensation by former shareholder (Note 2)	-	-	1,769	-	-	-	1,769
Conversion of convertible debentures	1,363,656	3	6,822	-	-	-	6,825
Conversion of convertible notes (Series A)	1,779,693	4	10,252	-	-	-	10,256
Issuance of shares	310,719	*	1,355	-	-	-	1,355
Reclassification of conversion options to equity	-	-	706	-	(255)	-	451
Exercise of employee share options	516,523	*	2,549	-	-	-	2,549
Balance at September 30, 2007	18,268,949	$38	$82,333	$(1,537)	$15,294	$(13,548)	$82,580
* Less than $1,000.

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2007	2006
	Unaudited
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(898)	$3,294
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest in earnings of consolidated subsidiaries	56	62
Depreciation and amortization	7,527	6,320
Increase in accrued severance pay, net	254	294
Loss on sale of property and equipment	9	6
Change in value of long term-loans and liabilities	2,304	570
Stock–based and non-cash compensation	2,093	30
Deferred income taxes, net	-	22
Changes in operating assets and liabilities:
Decrease in marketable securities	1,022	-
Increase in trade receivables	(409)	(7,837)
Decrease (increase) in other current assets	879	(460)
Increase in trade payables	816	937
Increase (decrease) in other accounts payable	(500)	269

Net cash provided by operating activities	13,153	3,507

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(635)	(568)
Proceeds from sale of property and equipment	8	91
Capitalization of software development and other costs	(4,968)	(5,848)
Additional consideration of previously acquired subsidiaries and purchase of activity	(1,508)	-
Purchase of minority interest in subsidiaries	-	(1,118)
Investment in newly-consolidated subsidiaries and purchase of newly-activity	(7,260)	(2,351)

Net cash used in investing activities	(14,363)	(9,794)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	2,561	(6,070)
Repayment of long-term loans	(19,957)	(1,275)
Receipt of long-term loans	27,938	3,645
Issuance of convertible debentures and warrants	-	14,140
Debentures issuance costs	-	(655)
Exercise of employee share options and warrants	3,389	350
Sales of shares held by a subsidiary	-	534

Net cash provided by financing activities	13,931	10,669

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,721	4,382
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,627	10,791

CASH AND CASH EQUIVALENTS AT END OF YEAR	$24,348	$15,173

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 1 - Summary of Significant Accounting Policies:

A.   General:

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company”) is an Israeli corporation, which operates in one reportable operating business segment enterprise IT modernization solutions.

The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration.

The Company manages its business in various international markets through several entities, including its wholly owned subsidiaries located in USA, UK, Denmark, Germany, Italy, Netherlands, Cyprus, Romania, Russia, Korea, and Israel.

B.    The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2006 are applied consistently in these financial statements.

C.    Recently issued accounting pronouncements:

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FAS 109.” This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. As applicable to the Company, the interpretation prescribed by FIN 48 is effective since January 1, 2007. The Company evaluated the impact of the adoption of FIN 48, and does not expect it to have a material impact on the Company’s financial position, results of operations, or cash flow.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108).” SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The adoption of this statement did not have an impact on the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 1 - Summary of Significant Accounting Policies (cont.):

C.	Recently issued accounting pronouncements (cont.):

In November 2006, the FASB ratified EITF Issue No. 06-7, “Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities” (“EITF 06-7”). At the time of issuance, an embedded conversion option in a convertible debt instrument may be required to be bifurcated from the debt instrument and accounted for separately by the issuer as a derivative under FAS 133, based on the application of EITF 00-19. Subsequent to the issuance of the convertible debt, facts may change and cause the embedded conversion option to no longer meet the conditions for separate accounting as a derivative instrument, such as when the bifurcated instrument meets the conditions of Issue 00-19 to be classified in stockholders’ equity. Under EITF 06-7, when an embedded conversion option previously accounted for as a derivative under FAS 133 no longer meets the bifurcation criteria under that standard, an issuer shall disclose a description of the principal changes causing the embedded conversion option to no longer require bifurcation under FAS 133 and the amount of the liability for the conversion option reclassified to stockholders’ equity. In addition, under the EITF, for conversion of option for which the carrying amount has previously been reclassified to shareholders’ equity, the issuer should recognize any unamortized discount remaining at the date of conversion immediately as interest expense. EITF 06-7 should be applied to all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in FAS 133 in interim or annual periods beginning after December 15, 2006, regardless of whether the debt instrument was entered into prior or subsequent to the effective date of EITF 06-7. Earlier application of EITF 06-7 is permitted in periods for which financial statements have not yet been issued. The company adopted EITF 06-7 on January 1, 2007 .The adoption affected the consolidated financial statements.

In December 2006, the FASB posted FASB Staff Position, or FSP, 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies.” This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP is effective immediately for registration payment arrangements and financial instruments subject to those arrangements that were entered into or modified subsequent to December 15, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 15, 2006, the FSP is effective for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The company adopted FSP 00-19-2 at the beginning of January 1, 2007. The adoption did not affect the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 1 - Summary of Significant Accounting Policies (cont.):

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquiree. This Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that the adoption of FAS 141(R) would have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact that the adoption of FAS 160 would have on its consolidated financial statements.

D.    Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007. The interim financial statements should be read in conjunction with the financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2006, as amended and filed with the Securities and Exchange Commission on December 26, 2007.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 2 – Certain transactions during the period

BridgeQuest. Effective April 2007, BluePhoenix entered into an agreement to purchase 100% of the outstanding share capital of BridgeQuest Inc., a North Carolina corporation that manages and operates, through a wholly owned subsidiary, a professional outsourcing center in St. Petersburg, Russia. BridgeQuest is experienced in providing development services from the Russian Federation. The consideration amounted to $2 million. Under the terms of the transaction, the Company agreed to issue to the selling shareholders an option to purchase 200,000 of the Company’s ordinary shares and to pay the selling shareholders additional consideration if certain criteria are met. If BridgeQuest exceeds certain levels of revenues and profit in fiscal 2007, the Company will issue a portion of the stock options to the selling shareholders, and will pay the selling shareholders cash equal to the amount exceeding such levels. In addition, the Company agreed to pay the selling shareholders additional consideration calculated incrementally based on a multiplier of between 4 times to 5.5 times of BridgeQuest’s average operating profit in fiscal 2008 and 2009.

Change in Shareholders. On June 19, 2007, the Company’s main shareholder, Formula Systems (1985) Ltd. (Formula), sold its entire shareholdings consisting of 8,038,528 shares in BluePhoenix to a group of international institutional investors, representing approximately 46% of the Company’s outstanding share capital at the transaction date. The sale was made in a private transaction. Pursuant to the transaction, Formula paid $1.8 million directly to an executive of the Company as compensation. This amount was included as one-time non-cash expense in the Company’s selling, general and administrative expenses.

ASNA. In August 2007, BluePhoenix entered into an agreement to purchase 100% of the outstanding share capital of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas. The consideration amounted to $7 million. Under the terms of the transaction, the Company agreed to pay the selling shareholders additional consideration if certain criteria are met. If ASNA exceeds certain levels of revenues and EBIT in fiscal 2007, the Company will pay the selling shareholders additional consideration of up to $800,000 calculated incrementally. Additional consideration will be paid to the selling shareholders, calculated incrementally based on a multiplier of between 6.5 times to 8 times of ASNA’s average net profit in 2008 and 2009, provided that the average annual net profit during these two years exceeds a certain level.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 3 - Intangible Assets, net
	September 30,	December 31,
	2007	2006
	Unaudited
	(in thousands)
Goodwill	$52,516	$44,838
Software development costs	$34,982	$34,823
Customers’ related intangible assets	2,857	1,067
Other intangible assets	1,634	936
	91,989	81,664

Note 4 - Short-Term Bank Credit:
	Average		September 30,	December 31,
	Interest	Linkage	2007	2006
	Rate	Basis	Unaudited
	%		(in thousands)
Bank overdraft and loans		NIS		$27
Short-term bank loan		Euro		55
Short-term bank loan	6.96	Dollar	3,300	-
Current portion of long-term bank loan	6.89	Dollar	2,750
Current portion of long-term bank loan	6.72	Euro	567	527
			$6,617	$609

Note 5 – Accounts Payable and Accruals – Other:
	September 30,	December 31,
	2007	2006
	Unaudited
	(in thousands)
Government departments and agencies	$1,038	$370
Employees and wage-related liabilities	7,993	4,994
Accrued expenses and other current liabilities	3,753	1,565
	12,784	6,929

Note 6 - Loans from banks and others:
		September 30 , 2007			December 31, 2006
Average Interest rate	Linkage Basis	Long-term liabilities	Current portion	Total long-term liabilities net of current portion	Total long-term liabilities net of current portion
%		(in thousands)

7.12	Dollar	$28,355	$2,750	$25,605	$10,554
6.72	Euro	567	567	-	9,473
		$28,922	$3,317	$25,605	$20,027

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 7 - Commitments and contingencies:

A.    Commitments:

Covenants to Banks. In connection with the credit line extended to the Company by Discount Le’Israel Ltd, Bank Hapoalim Ltd., Bank Leumi Le’Israel Ltd., and First International Bank, the Company committed to certain covenants related to its operation and certain financial ratios. As of September 30, 2007, the Company met all such financial covenants. As of November 27, 2007, the Company repaid the entire bank loan.

Chief Scientist. Pursuant to certain funding agreements, between the Officer of Chief Scientist (OCS) and three of the Company’s subsidiaries, these subsidiaries are obligated to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the grant received in respect of these products from the OCS. The liability is linked to the US dollar. As of September 30, 2007, the contingent liability amounted to $3.1 million.

Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received a final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds received from the Ministry of Production amounted to approximately $650,000, of which 30% are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a nominal annual interest. 90% of the funds were received in December 2007. The remaining 10% are subject to a final review by the Ministry of Production.

Customers’ bank guarantees. Pursuant to agreements between the Company and certain of its customers, the Company undertook to provide such customers with bank guarantees for the assurance of the performance of the Company’s obligations under its agreements with such customers. As of January 1, 2008, there are outstanding bank guarantees for the Company’s customers in the aggregate amount of $311,000.

B.    Contingencies:

In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against the Company, as a class action. The claim relates to the acquisition of Liraz shares that the Company completed in March 2003. The shareholder alleges that the share price that the Company paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $8.4 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. The Company believes that the allegations against it in this proceeding are without merit and intends to vigorously defend the claim and contest the allegations made therein.

For additional information regarding contingencies see in Note 2 “Certain transactions during the period” above and Note10 “Commitments and Contingencies” to the financial statements included in our Form 20-F for 2006, as amended, for the fiscal year ended December 31, 2006.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 8 – Subsequent Events:

Cicero Inc. (formerly known as Level 8 Systems Inc.). Pursuant to an agreement signed on October 30, 2007 with Cicero Inc., the Company provided Cicero Inc. with $1,671,000 to cover part of Cicero Inc.’s credit facility with bank Ha’Poalim. A bank guarantee that BluePhoenix provided Bank Ha’Poalim to secure Cicero’s bank loans, in an amount of $1,971,000 was released. As part of the transaction, Cicero Inc. issued BluePhoenix a senior promissory note for the amount of $1,021,000, bearing an annual interest rate of LIBOR+1% (or in the event of any unpaid interest LIBOR+4%) to be paid in two installments: $350,000 due on January 30, 2009 and $671,000 due on December 31, 2011 together with any accrued and unpaid interest as of the date of payment. For the remaining consideration of $650,000, Cicero Inc. issued to BluePhoenix 2,546,149 ordinary shares.

Private Placement. On November 21, 2007, BluePhoenix completed a private placement of ordinary shares and warrants, in an aggregate amount of $35 million. Pursuant to the securities purchase agreement, BluePhoenix issued to the purchasers an aggregate of 1,999,998 ordinary shares and warrants exercisable into 800,000 ordinary shares. The warrants are exercisable during a five-year period at an exercise price of $21.88 per share, subject to adjustments. BluePhoenix agreed to file a registration statement with the Securities and Exchange Commission no more than 45 days from the closing for purposes of registering the ordinary shares sold in the private placement and the shares underlying the warrants. Under the agreement, the Company would be obligated to pay the investors 1% per month liquidated damages but not more than 12%, if the registration statement is not declared effective by the ninetieth (90th) day following the closing (or in the event the registration statement receives a review by the Commission, by the one hundred thirty fifth (135th) day after closing). The net proceeds from the private placement amounted to approximately $32 million and were used for repayment of bank loans.

CodeStream. Pursuant to the purchase agreement between CodeStream and the Company, as amended in December 2007, we paid £425,000 (approximately $842,000) to CodeStream and undertook to pay to CodeStream an additional amount of $300,000 in January 2008 and an additional amount of $1,000,000 in October 2008. In addition, as contingent consideration for the purchased activity, we undertook to issue to CodeStream 400,000 ordinary shares by March 31, 2008 and 600,000 ordinary shares by March 31, 2009, if certain conditions are met. In the event that (a) the volume weighted average price per ordinary share on the Nasdaq Global Market during a consecutive 10-day trading period is less than $6.00, the grantees of such shares may request cash payments of  £1,160,000 (approximately $2.3 million)and £1,740,000 (approximately $3.445 million), respectively, in lieu of the issuances of ordinary shares.

2,799,998 Ordinary Shares

BLUEPHOENIX SOLUTIONS LTD.
___________

PROSPECTUS
_______________

January 7, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

Under the Companies Law, 1999, referred to as the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

Office Holders Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance of all or a part of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, in respect of each of the following:

•	a breach of his duty of care to us or to another person;
•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice our interests; or
•	a financial obligation imposed on him or her in favor of another person.

Indemnification of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify our office holders in respect of an obligation or expense specified below imposed on an office holder in respect of an act performed in his or her capacity as an office holder, as follows:

(i)	a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii)
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder; and either (a) concluded without the imposition of any financial liability in lieu of a criminal proceeding; or (b) a financial liability was imposed on him in lieu of a criminal proceeding for an offense that does not require proof of criminal intent; and

(iii)
reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that in respect of (i) above, the undertaking is limited to categories of events that in the opinion of our board of directors are foreseeable in light of the company’s operations at the time that the undertaking to indemnify is given, and for an amount or criteria that our board has determined as reasonable under the circumstances, and further provided that that such events and amount or criteria are indicated in the indemnification undertaking; and (b) retroactively.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described above.

Limitations on Exemption, Insurance, and Indemnification

The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract that would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

•
a breach by the office holder of his duty of loyalty, except that the company may indemnify or provide insurance coverage to the office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;
•	any act or omission done with the intent to derive an illegal personal benefit; or
•	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

Item 9. Exhibits.

(a)	The following exhibits are filed herewith:

Number	Exhibit Title

2.01	Securities Purchase Agreement dated as of November 19, 2007, among the Registrant and the purchasers identified therein.

2.02	Form of Ordinary Shares Purchase Warrant dated as of November 21, 2007.

2.03	Registration Rights Agreement dated as of November 21, 2007, among the Registrant and the purchasers signatory thereto.

5.01	Opinion of Herzog, Fox & Neeman.

23.01	Consent of Herzog, Fox & Neeman (included in Exhibit 5.01).

23.02	Consent of Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm, independent public registered firm.

24.01	Powers of Attorney (included in the signature page).
_________________

Item 10. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) to include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any other material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

 (5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the registrant is relying on Rule 430B:

A.        Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.        Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x), for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herzliya, Israel, on this 7th day of January 2008.

            BLUEPHOENIX SOLUTIONS LTD.

            By: /s/ Varda Sagiv
            Name: Varda Sagiv
            Title:   Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Arie Kilman and Varda Sagiv, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:

/s/Arie Kilman	Chief Executive Officer	January 7, 2008
Arie Kilman	and Director

Principal Financial Officer and Principal
Accounting Officer:

/s/ Varda Sagiv	Chief Financial Officer	January 7, 2008
Varda Sagiv

Directors:

/s/ Shai Beilis	Director	January 7, 2008
Shai Beilis

/s/ Aaron Crystal	Director	January 7, 2008
Aaron Crystal

/s/ Michael Chill	Director	January 7, 2008
Michael Chill

/s/ Amira Berkovitz-Amir	Director	January 7, 2008
Amira Berkovitz-Amir

Authorized Representative in the United States:
BLUEPHOENIX SOLUTIONS USA Inc.
/s/ Varda Sagiv		January 7, 2008
By: Varda Sagiv Chief Financial Officer